USIMINAS # 82-3902

FGR-030/02
Belo Horizonte, May 10, 2002

02034496

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.Y.;
Washington D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAY 31 2002
WASH. D.C. 161 SECTION

Dear Sirs,

SUPPL

We are attaching the following information distributed to the Brazilian stock exchanges, CVM and shareholders by USIMINAS:

- 1st Quarter 2002 Results - Press Release
- Comuniqué to SEC / BONY

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

Sincerely Yours,

Breno J. M. Milton

Breno Júlio de Melo Milton
Investor Relations Manager

dlw 6/3

USIMINAS

TELEFAX

To:	**Division of Corporation Finance** **United States Securities and Exchange Commission**
Fax:	001 (202) 942.9525
Telephone:	
From:	**Breno Júlio de Melo Milton**
Fax:	**(005531) 499.9357**
Telephone:	**(005531) 499.8772**
Date:	May 08, 2002 **Nº:**

USIMINAS # 82-3902

Dear Sirs.,

Usiminas obtained net income of R$ 26.2 million in first quarter 2002.
Sales volume was 1,028,710 tons of steel products, with 810,506 tons sold in the domestic market and 218,204 tons sold abroad.
Net revenues reached R$ 754.6 million, 11% above those of the same period in 2001.
Crude steel production of the Intendente Câmara Steelworks was 1.107 thousand tons, 4.7% below that of 1st quarter 2001.
In the present fiscal year, Usiminas made investments in the order of R$ 15 million, being R$ 10 million in production optimization programs, R$ 4 million in technology updating and R$ 1 million in environmental protection.

Sincerely Yours,

Breno Julio de Melo Milton
Investor Relations Manager

USIMINAS



USIMINAS

Tecnologia avançada para fabricar aço e beneficiar vidas.

FOR IMMEDIATE RELEASE

Contacts

USIMINAS
Breno Júlio de Melo Milton (bmilton@usiminas.com.br)
Luciana Valadares dos Santos (lsantos@usiminas.com.br)
Douglas Lee Arnold (darnold@usiminas.com.br)
Matheus Perdigão Rosa (mprosa@usiminas.com.br)
Tel: +55(31) 3499-8710 Fax: +55(31) 3499-9357

Thomson Financial/Carson
Paulo Esteves (paulo.esteves@thomsonir.com.br)
Tel.: +55(11) 3848-0887
Mariana Crespo (mariana.crespo@thomsonir.com)
Tel.: +1 (212) 701-1826

Sales exceed 1 million tons and Net Profit grows 11%

Belo Horizonte, May 6, 2002 - Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY), today announced its first quarter 2002 earnings. Except where otherwise specified, the operating and financial data presented herein are stated in Brazilian Reais as determined under the prevailing Brazilian Corporate Law. Furthermore, all the comparisons provided in the release have been made in relation to the same period in 2001, except where indicated to the contrary.

Usiminas operated at full capacity in first quarter 2002, raising its net profit by 11% and maintaining the pace of sales volume above 1 million tons per quarter, growing both in the domestic (+2%) and export markets (+28%). Net sales were R$ 755 million and EBITDA came to R$ 214 million. Net profit was R$ 26 million.

"Company operations in this first quarter were in line with our planning. We expanded revenues and sales volume, and our result was not better than anticipated only because of the depressed prices on the international market and because of the continued negative impacts on our production costs, mainly with coal. The adaptation of our product mix to prevailing market conditions resulted in our exporting a considerable volume of slab, diluting our fixed costs, however with some sacrifice of sales margin," affirmed Rinaldo Campos Soares, the Company's CEO.

"With the conclusion of the major investment cycles, we will now seek to achieve gains of this our long-term strategy, by offering higher value-added products and taking advantage of economies of scale. Those factors and the perspective of a market recovery for flat-rolled products in the second half allow us to increase our cash flow and decrease our debt level," concluded the executive.

Highlights

R$ million	1Q 2002	1Q 2001	4Q 2001	% 1Q/1Q	% 1Q/4Q
Total Sales Volume (thousand tons)	1,029	963	1,063	7%	-3%
Net Revenues	755	680	748	11%	1%
Gross Profit	201	246	230	-18%	-13%
Operating Result (EBIT) [a]	151	202	192	-25%	-21%
Financial Result	(101)	(220)	11		
Net Income	26	7	244	271%	-89%
EBITDA [b]	214	252	243	-15%	-12%
EBITDA (R$/t)	208	262	228	-21%	-9%
Total Assets	8,836	8,608	8,885	3%	-1%
Net Debt	3,242	3,586	3,362	-10%	-4%
Stockholders' Equity	3,400	3,501	3,374	-3%	1%

(a) Earnings before interest and tax

(b) Earnings before interest, tax, depreciation and amortization

Market, Production and Sales Volume

Brazilian flat-rolled production decreased by 2.4%

1Q02 was marked by an unfavorable global steel environment, where international prices were at historical lows. In the domestic market, the scenario was also negative, with the auto industry, an important flat steel consumer, retreating 8.8%. On the other hand, the civil construction (pipeline segment), agricultural machinery and shipbuilding industries had good performance, helping to ease the fall in demand. According to IBS, Brazilian flat rolled steel production fell 2.4% in the period, totaling 2,676 thousand tons.

Production and Sales - Usiminas

Thousand tons	1Q02	%	1Q01	%	4Q01	%
Production (Crude Steel)	**1,091**		**1,140**		**1,192**	
Sales Volume						
Domestic Market	**811**	79%	**793**	82%	**740**	70%
Export Market	**218**	21%	**171**	18%	**323**	30%
Total	**1,029**	100%	**964**	100%	**1,063**	100%

Following its planning and operating at full capacity, Usiminas maintained its production rate at the 1.1 million-ton level.

Usiminas maintains production and increases sales by 7%

Sales volume grew 7% and passed the 1-million ton mark. In 1Q02 Usiminas sold 811 thousand tons in the domestic market and exported 218 thousand tons, equivalent to 21% of the total sold.

Domestically, heavy plates sales continued firm (sales of 199 thousand tons), *influenced by orders from the pipeline segment for energy projects.* There was a slight recovery in hot rolled sheet (267 thousand tons), favored by purchases of re-rollers and autoparts segments and small diameter tubes. Sales of hot dip galvanized products - whose line is in the learning curve process - continued to grow, jumping from 20 thousand tons to 56 thousand tons. On the other hand, cold rolled sales fell 12%, at 154 thousand tons due to lower demand in the auto industry. Exports of slabs continued at high levels, making up two thirds of Usiminas' international sales.

Sales volume (000 t.)


825
935
942
991
964
1,042
1,035
1,063
1,029
12%
18%
14%
22%
18%
15%
18%
30%
21%
88%
82%
86%
78%
82%
85%
82%
70%
79%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
Domestic Market
Exports

Usiminas Market Share is 36%

Usiminas' market share in the Brazilian flat rolled market declined slightly, going from 37% in 2001 to 36% in 1Q02. The small decline was in function of the return to production of CSN's and Cosipa'a facilities that were in maintenance in 2H01.

Net sales revenues grew 11% and totaled R$ 755 million

Net Sales Revenues

Net sales totaled R$ 755 million in 1Q02, growing 11%. This increase was a consequence of a 7% growth in sales volume and an increase of 4% in average price, which reached R$ 733.53/t.

Volume continued to reflect the significant participation of slabs in the sales mix to compensate the cold rolled product decline and other products. In relation to average prices, the average dollar rate grew by around 18% between 1Q01 and 1Q02, partially diluting the effect of weak international prices. In the domestic market, Usiminas was able to partially pass through its cost increases to its customers, adjusting prices 9% in 2S01.

Gross Income reached R$ 201 million

Gross Income

Gross income was R$ 201 million in the quarter, a decrease of 19%. Gross margin declined from 36% to 27%. Several factors affected margin: low international prices, change in the product mix with increases in the sale of semi-finished products, rising raw materials costs, such as coal (55%), iron ore (25%) and electrical energy (23%), in addition to higher depreciation levels of new equipment.

Average per-ton cost was R$ 538.32 in 1Q02, a hike of 20%.

Operating Income

Operating profit before financial expense (EBIT) was R$ 151 million in the quarter, a decline of 25%.

EBIT margin declined from 30% to 20% inspite of the cost savings policy set by Usiminas, which has reduced administrative and sales expenses proportionally to sales.

EBITDA totaled R$ 214 million and EBITDA margin stood at 28%



400
300
200
100
0
50%
40%
30%
20%
10%
0%
31%
35%
36%
33%
36%
40%
43%
40%
39%
41%
38%
30%
28%
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
EBITDA (R$ million)
EBITDA MARGIN

EBITDA totaled R$ 214 million at Usiminas in 1Q02, 19% below that of 1Q01. With this EBITDA margin went from 39% to 28%, reflecting the lows in prices and cost pressure.

Net debt fell 3% in 1Q02

Financial Expense and Debt



Net Debt
R$ million
3,529
3,440
12/31/01
03/31/02

Exchange rate stabilization between the end of fiscal year 2001 and end of 1Q02 favored the financial expense of Usiminas. With almost no impact of exchange rate variation over financing, net financial expense declined from R$ 220 million in 01Q01 to R$ 101 million in 1Q02.

Usiminas' gross debt totaled R$ 3.4 billion at quarter's end. Out of this total 30% is due to export/import financing operations, 30% refer to BNDES debt, 18% are local debentures and the remainder refers to sundry operations.

The debt profile remains elongated, without short-term pressure and with a perspective for gradual reduction now that the Company has concluded its heaviest investments.

The portion of debt contracted in foreign currency protected by hedge on March 31, 2002 was 70% of its total.

Equity Income

International Market affects performance of associated companies

Equity income went from a positive R$ 4 million in 1Q01 to a negative R$ 43 million in 1Q02, mainly affected by the losses accounted by the financial cost of Unigal's debt and by the result of the Amazon Consortium and Usiminas International Ltd due to losses booked in Sidor in Venezuela and as well as the negative results of MRS Logística.

Non-operating Income

Non operating income in the period mainly refers to reversion of ICMS contingencies over exports in the amount of R$ 49.5 million.

Net Income

Net Income totaled R$ 26 million

In spite of an unfavorable macroeconomic environment in relation to 1Q01, Usiminas had a net income of R$ 26 million, compared to R$ 7 million in the same period in 2001. Exchange rate stability over 1Q02 favored the financial expense of the Company, contrasting with the margin compression due to the fall in export prices, to the product mix and to production cost pressure.

Investments

Conclusion of major investments led the way to record production highs

With the conclusion of the recent major investment cycle, Usiminas substantially reduced the need for expansion and modernization project outlays of its industrial plant. In 1Q02 only R$ 15 million were spent (R$ 1 million for environmental protection, R$ 4 million for technology updating and R$ 10 million for production *optimization).*

The projects underway seek to adjust production capacity at Usiminas to 5 million tons/yr and increase in-house electrical generation by installing a top turbine on one of its blast furnaces.

Consolidated Income Statement

Consolidated Net Revenue grows 13% with Cosipa expansion

Raw steel production of the Usiminas System totaled 1.9 million tons in 1Q02. Consolidated sales volume rose 12% and reached 1.7 million tons. The increase in Cosipa's production capacity in the period brought consolidated Usiminas figures to a new high.

Net sales grew 13%, totaling R$ 1.3 billion, favored by the larger volume sold and also by the increment generated by higher value added products, sold by Unigal.

Consolidated EBITDA reached R$ 324 million, 15% less than 1Q01 (R$ 379.0 million). Consolidated net income was R$ 31 million in 1Q02, compared to R$ 9 million in obtained in 1Q01, reflecting the same factors related to the performance of the controlling company.

Income Statement - Consolidated

Legislação Societária - Corporate Law

R$	1Q2002	1Q 2001	
Net Sales and Services Revenues	1,308,109	1,161,501	13%
Cost of Goods Sold	(968,925)	(798,073)	21%
Gross Income	339.184	363.428	-7%
Gross Margin %	26%	31%	
Financial (Expense) Income	(81,398)	(86,672)	-6%
Sales	(25,817)	(26,936)	-4%
General and Administrative	(43,145)	(40,480)	7%
Other (Expense) Income	(12,436)	(19,256)	-35%
Operating Income before Financial Expense	257,786	276,756	-7%
Operating Margin %	20%	24%	
Fiancial (Expense) Income	(189,115)	(329,671)	-43%
Operating Income	68,671	(52,915)	-230%
Non-operating Income	2,708	4,995	-45%
Income (Loss) before Taxes	71.379	(47.948)	-249%
Social Contribution	(9,542)	11,024	-187%
Income Tax	(28,356)	47,380	-160%
Employee Profit Sharing	(2,042)	0	-
Minority Shareholder Participation	(521)	(1,282)	-59%
Net Income (Loss)	30,918	9,202	236%

Perspectives

Market shows signs of recovery

Usiminas will continue to focus on high-value added products and reduction of its debt

The Company should maintain production rate and sales volume in the coming quarter, since the scenario indicates a recovery in international prices. The pipeline segment continues to demand steel and the auto industry should gradually recover from the end of the first half onward. Growing demand in the electrical/electronic, *small diameter tubes and civil construction segment is expected. The gradual increase* in the level of activity in these industries should confirm moderate growth in the domestic flat rolled market in 2002, forecasting a 4.6% increase in volume over 2001. This domestic market strengthening will allow Usiminas to upgrade its product mix, decreasing the share of slab.

According to the trends in the last few months, the Company will proceed to increase the share of galvanized products, mainly to the auto industry. This higher value added product line will contribute to the recuperation of the sales margins at Usiminas.

The export market prices are starting to show recovery after reaching record lows in the recent past. The Section 201 measures provoked increases in finished product prices in the US and should also reflect on the price of slabs. This improvement in the international scenario should improve Usiminas' results in the second half.

With the conclusion of its major investments, the Company's focus will be to reduce its debt level with the generation of cash flow made possible by price recovery and by sales of higher value added products.

Declarations contained in the communiqué relative to business perspectives of the Company, operating and financial results and projections, and references to the growth of the Company, constitute mere forecasts and were based on Management's expectations in relation to future performance. These expectations are highly dependent on market behavior, of Brazil's economic situation, on the industry and on international markets, and are therefore subject to change.

# # #

Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS is an integrated steel producer, with net sales of R$2.4 billion in 2000. Located in Ipatinga, in the State of Minas Gerais, it has an annual production of approx. 4.7 million tons of raw steel. USIMINAS is the domestic market leader in flat-rolled steel in the automobile industry, autoparts, agricultural and highway machinery sectors, electrical and electronic equipment segments and line pipe industry.

Attachment 1

Financial Statements

Income Statement

Brazilian GAAP (Legislação Societária)

in million of Reais - R$	1Q 2002	1Q 2001	4Q 2001	Var. 1Q/1Q	Var. 1Q/4Q
Net Revenues	**754,562**	**679,583**	**747,918**	**11%**	**1%**
Domestic Market	658,438	572,747	573,196	15%	15%
Export Market	96,124	106,836	98,570	-10%	-2%
COGS	(553,778)	(433,170)	(518,082)	28%	7%
Gross Profit	**200,784**	**246,413**	**229,836**	**-19%**	**-13%**
Gross Margin %	*27%*	*36%*	*31%*		
Operating Income (Expenses)	**(49,839)**	**(44,612)**	**(37,646)**	**12%**	**32%**
Selling	(14,030)	(14,359)	(14,814)	-2%	-5%
General and administrative	(16,720)	(15,952)	(17,647)	5%	-5%
Others, net	(19,089)	(14,301)	(5,185)	33%	268%
Operating Income (Loss) before interest and taxes	**150,945**	**201,801**	**192,190**	**-25%**	**-21%**
Operating Margin %	*20%*	*30%*	*26%*		
Financial Result	**(101,438)**	**(220,303)**	**11,074**	-	-
Financial Income	(9,118)	90,382	(176,778)	-	-
Financial Expenses	(92,320)	(310,685)	187,852	-	-
Equity Income	(43,286)	4,161	52,299	-	-
Operating Income	**6,221**	**(14,341)**	**255,563**	-	-
Non-Operating Income	52,174	4,943	12,820	-	-
Profit Before Taxes	**58,395**	**(9,398)**	**268,383**	-	-
Social Contribution	(7,994)	96	20,254	-	-
Income Tax	(24,129)	16,002	(36,517)	-	-
Income (Loss) before taxes and profit sharing	**26,272**	**6,700**	**252,120**	-	-
Profit sharing	0	0	(8,257)	-	-
Net income (loss)	**26,272**	**6,700**	**243,863**	-	-
Net income (loss) (per thousand shares)	0.12214	0.03115	1.13374		
EBITDA	**293,477**	**264,588**	**306,705**	-	-
EBITDA Margin %	*38.9%*	*38.9%*	*41.0%*		
Depreciation	(63,199)	(56,219)	(56,266)	12%	12%

Attachment 2

Financial Statements

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Jan-Mar 2002	Jan-Mar 2001
Operating Activities		
Operating Income (Loss) before interest and taxes	150,945	201,801
Depreciation, exhaustion and amortization	63,199	56,219
Reversion of Long-term provision	116	5,514
Operating Cash Generation (EBITDA)	*214,260*	*263,534*
Increase (Decrease) in Accounts Receivables	(45,468)	(44,564)
Increase (Decrease) in Inventories	(8,535)	6,738
Increase (Decrease) in Other Receivables	15,507	26,904
Increase (Decrease) in Suppliers	(22,636)	(30,459)
Increase (Decrease) in Accounts Payable	34,779	(10,091)
Cashflow generated from operating activities	*187,907*	*212,062*
Financial Activities		
Inflow in Loans and Financing	163,402	151,937
Payment in Loans, Financing and Debentures	(248,399)	(230,752)
Payments of Tax Installments	(18,069)	(10,248)
Interest paid on Loans and Financing	(55,863)	(86,259)
Interest paid on Tax Installments	(3,204)	(5,204)
Dividends paid	-	(53,400)
Net result of Swap Operations	174	59,454
Other financing activities, net	25,157	6,808
Net funds from financial activities	*(136,802)*	*(167,664)*
Investment Activities		
Additions in Investments	(5,637)	(1,028)
Additions to Permanent Assets, except deferred charges	(14,276)	(43,398)
Decrease of Permanent Assets	3	14
Funds used for Investments	*(19,910)*	*(44,412)*
Cash balance variation	*31,195*	*(14)*
At the beginning of the period	166,831	210,177
At the end of the period	198,026	210,163

Attachment 3

Financial Statements

Balance Sheet

Brazilian GAAP (Legislação Societária) - in thousands of Reais

Assets	3/31/02	12/31/01	Liabilities and Shareholders' equity	3/31/02	12/31/01
Current Assets	**1,498,158**	**1,389,323**	**Current Liabilities**	**1,593,233**	**1,429,865**
Cash and cash equivalents	23,767	8,704	Loans and financing	992,569	898,881
Marketable Securities	174,259	158,127	Debentures	49,078	8,604
Trade accounts receivable	480,307	434,839	Suppliers	92,696	115,332
Advances to suppliers	11,339	22,138	Taxes and payroll taxes	42,952	32,807
Taxes Recoverable	66,978	74,636	Dividends	50,429	51,465
Other Securities Receivables	658,665	650,130	Provisions	33,239	31,267
Inventories	82,843	40,749	Related Companies	159,221	144,683
Other	-	-	Tax Payable in Installments	60,457	65,738
			Others	112,592	81,088
Long-term receivable	**1,483,322**	**1,525,519**	**Long-term Liabilities**	**3,843,142**	**4,081,164**
Deferred income and social contribution taxes	1,143,681	1,154,644	Loans and financing	1,666,235	1,847,709
Related Companies	185,061	185,124	Debentures	555,341	578,330
Deposits at law	91,934	91,931	Provision for contingent liabilities	339,728	385,299
Other	62,646	93,820	Actuarial liability	909,466	909,466
			Tax payable in installments	116,687	129,475
			Others	255,685	230,885
Permanent assets	**5,854,834**	**5,969,854**	**Shareholders' equity**	**3,399,939**	**3,373,667**
Investments	2,040,405	2,112,899	Capital	1,221,000	1,221,000
Convertible Bonds (Debentures Cosipa)	46,228	-	Capital reserves	1,998,775	1,998,775
Property, plant and equipament	3,768,201	3,856,955	Revaluation reserve	-	-
			Revenue reserves	153,892	153,892
			Accumulated loss	26,272	-
Total assets	**8,836,314**	**8,884,696**	**Total liabilities and shareholders' equity**	**8,836,314**	**8,884,696**

Attachment 4

Sales Breakdown

Sales Volume Breakdown

Thousand tons	1Q 2002		1Q 2001		4Q 2001		% 1Q/1Q	% 1Q/4Q
Total Sales	**1,029**	100%	**964**	100%	**1,063**	100%	7%	-3%
Heavy Plates	219	21%	230	24%	236	22%	-5%	-7%
Hot Coils / Sheets	294	29%	321	33%	289	27%	-8%	2%
Cold Coils / Sheets	172	17%	231	24%	194	18%	-26%	-11%
Eletrogalvanized Coils	38	4%	53	6%	34	3%	-28%	13%
Hot Dip Galvanized Coils	57	5%	22	2%	45	4%	-	26%
Processed Products	86	8%	95	10%	79	7%	-10%	9%
Slabs	163	16%	13	1%	188	18%	1174%	-13%
Total Sales - Domestic Market	**811**	100%	**793**	100%	**740**	100%	2%	10%
Heavy Plates	199	25%	184	23%	202	27%	8%	-1%
Hot Coils / Sheets	267	33%	260	33%	238	32%	3%	12%
Cold Coils / Sheets	154	19%	176	22%	153	21%	-12%	1%
Eletrogalvanized Coils	37	5%	52	7%	33	4%	-29%	13%
Hot Dip Galvanized Coils	56	7%	20	3%	43	6%	-	30%
Processed Products	78	10%	89	11%	62	8%	-12%	26%
Slabs	18	2%	13	2%	8	1%	42%	119%
Total Sales - Domestic Market	**218**	100%	**171**	100%	**324**	100%	28%	-33%
Heavy Plates	20	9%	46	27%	33	10%	-57%	-40%
Hot Coils / Sheets	27	12%	61	36%	51	16%	-56%	-47%
Cold Coils / Sheets	17	8%	55	32%	41	13%	-68%	-57%
Eletrogalvanized Coils	1	0%	1	0%	1	0%	35%	10%
Hot Dip Galvanized Coils	1	0%	2	1%	2	1%	-	-66%
Processed Products	7	3%	6	4%	17	5%	22%	-55%
Slabs	145	66%	0	0%	179	55%	-	-19%

Sectorial Sales

Thousand tons	1Q 2002		1Q 2001		4Q 2001		% 1Q/1Q	% 1Q/4Q
Domestic Market	**811**	100%	**793**	100%	**740**	100%	2%	10%
Auto	98	12%	101	13%	75	10%	-3%	31%
Autoparts	121	15%	100	13%	94	13%	21%	29%
Shipbuilding	3	0%	1	0%	2	0%	-	-
Line Pipes	93	11%	69	9%	97	13%	35%	-4%
Small Diameter Pipes	64	8%	65	8%	66	9%	-2%	-2%
Packaging	11	1%	15	2%	13	2%	-27%	-13%
Household Appliance	21	3%	27	3%	20	3%	-22%	6%
Civil Construction	68	8%	66	8%	67	9%	3%	1%
Electrical Equipment	37	5%	43	5%	35	5%	-14%	7%
Distributors	172	21%	180	23%	169	23%	-4%	2%
Others	123	15%	126	16%	105	14%	-2%	17%

Attachment 5

Market Share

Market Share (*)

	Jan-Mar 2002	2001	2000
Domestic Market	36%	37%	35%
Auto	57%	56%	56%
Autoparts	62%	57%	51%
Shipbuilding	45%	18%	6%
Eletrical Equipament	50%	51%	52%
Household Appliance	29%	36%	36%
Line Pipes	78%	89%	88%
Small Diameter Pipes	34%	32%	32%
Packaging	7%	8%	9%
Civil Construction	32%	32%	24%
Distributors	26%	29%	30%

(*) Defined by USIMINAS, Cosipa and CSN market

Source: USIMINAS

Attachment 6

Financial Indebtedness

Loans and Financing

R$ million	3/31/02 Short-Term	3/31/02 Long Term	3/31/02 Total	12/31/01 Total	Chg. 2002/2001
TOTAL DEBT					
Foreign Currency (95.8% USdollar)	801,113	1,131,248	1,932,361	1,968,531	-2%
IGP-M	58,561	337,496	396,057	424,331	-7%
TJLP	130,476	186,215	316,691	323,495	-2%
TR	2,419	11,276	13,695	30,233	-55%
Sub-Total	992,569	1,666,235	2,658,804	2,746,590	-3%
Debentures	49,078	555,341	604,419	586,934	3%
Sub-Total	1,041,647	2,221,576	3,263,223	3,333,524	-2%
Taxes payable in installments	60,457	116,687	177,144	195,213	-9%
TOTAL	1,102,104	2,338,263	3,440,367	3,528,737	-3%
		Closing exchange rate (R$ per US$ 1.00)	*2.3236*	*2.3204*	
		Debt converted into US$	1,480,619	1,520,745	-3%

Financial Income (Expenses), Net.

R$ million	1Q 2002	1Q 2001	4Q 2001
Monetary Effects	(12.7)	(9.1)	(19.7)
Exchange Variation	(3.5)	(207.1)	295.5
***Hedge* Income**	(20.3)	79.6	(190.2)
Interest of Loans and Financing	(68.0)	(87.7)	(70.9)
Financial Income	11.2	10.7	13.3
Other Financial Expenses	(8.1)	(6.8)	(17.0)
NET INTEREST INCOME	(101.4)	(220.3)	11.1